ANNUAL	Notice of Annual General Meeting of Shareholders
GENERAL
Management Information Circular
MEETING

Date:	Friday, February 22, 2019

Place:	Suite 838 – 1100 Melville Street
Vancouver, British Columbia

Time:	11:00 a.m. (Pacific time)

CORPORATE DATA	Head Office
838 – 1100 Melville Street
Vancouver, British Columbia
Canada V6E 4A6

Directors and Officers
R. Michael Jones, President, Chief Executive Officer & Director
Frank R. Hallam, Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean, Chairman and Director
Timothy D. Marlow, Director
Diana J. Walters, Director
John A. Copelyn, Director
Kresimir (Kris) Begic, Vice-President Corporate Development

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling WLG (Canada) LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listings
Toronto Stock Exchange (“TSX”)
Symbol: PTM

NYSE American LLC (“NYSE American”)
Symbol: PLG

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SCHEDULE “A” – CORPORATE GOVERNANCE PRACTICES	A1

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NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the “Company”) has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Friday, February 22, 2019 (the “Meeting”). Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (the “Information Circular”), financial statements for the financial year ended August 31, 2018 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs. This notice serves as a notice of meeting under section 169 of the

Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Friday, February 22, 2019 (“Meeting Date”) at 11:00 a.m. (Pacific time) at Suite 838 – 1100 Melville Street, Vancouver, British Columbia, for the following purposes:

1.

to receive the audited consolidated financial statements of the Company for the financial year ended August 31, 2018 (with comparative statements relating to the preceding financial year) together with the report of the auditors thereon;

2.	to elect the directors;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed advisable, pass an ordinary resolution of disinterested shareholders approving the ownership by Hosken Consolidated Investments Limited or its associates or affiliates (collectively, “HCI”) of more than 19.9% of the issued and outstanding common shares of the Company (the “Common Shares”) in connection with and resulting from the exercise by HCI of such number of the up to 15,090,999 Common Share purchase warrants (exercisable into up to 1,509,099 post-Share Consolidation Common Shares) previously issued by the Company to HCI, through its subsidiary, Deepkloof Limited under the private placement of the Company which closed on May 15, 2018, as more particularly described in the accompanying Information Circular; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

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The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company’s profile on SEDAR at www.sedar.com, or the Company’s website: http://www.platinumgroupmetals.net/investor-relations/agm_2019/.

Accompanying this notice are the Information Circular, a form of Proxy (the “Proxy”) or voting information form (“VIF”), and a financial statement request form (“Request Form”). The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450. Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice and Access provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Frank R. Hallam, the Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on January 9, 2019 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions. If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail: Complete the form of Proxy and return it in the envelope provided. If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving a duly completed and executed form of Proxy or submitting a proxy by telephone or over the internet is 11:00 a.m. (Pacific time) on Wednesday, February 20, 2019, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed meeting of the shareholders.

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Beneficial Shareholders (as such term is defined in the Information Circular) may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form. You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 9th day of January, 2019.

BY ORDER OF THE BOARD
/s/ R. Michael Jones
R. Michael Jones
President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 9, 2019 unless indicated otherwise)

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

ANNUAL GENERAL MEETING DETAILS

	Location	Time

Friday, February 22, 2019	Suite 838 – 1100 Melville Street Vancouver, British Columbia	11:00 a.m. (Pacific time)

SHAREHOLDER VOTING MATTERS

Management’s
Matter to be Voted on	Recommendation	Reference Page

Election of Directors	For each nominee	Page 12

Appointment of Auditors	For	Page 14

Approval of more than 19.9% Ownership of Issued and Outstanding Common Shares of the Company upon Exercise of Warrants by HCI	For	Page 14

DIRECTOR NOMINEES

Shareholders will be asked to elect six directors to act as members of the board of directors of the Company (the “Board”) until the next annual general meeting of shareholders unless an office is earlier vacated.

The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 7 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Compen -sation	Governance and Nomination
R. Michael Jones	President and Chief Executive Officer of the Company	2002	No
Frank R. Hallam	Chartered Accountant; Chief Financial Officer of the Company	2002	No
Iain D.C. McLean (1)	General Management Consultant and Chartered Engineer	2002	Yes	x (2)	x	x
Diana J. Walters	Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management	2013	Yes	x	x (2)	x
Timothy D. Marlow	Chartered Mining Engineer and Consultant	2011	Yes	x	x	x (2)
John A. Copelyn	Chief Executive Officer, Hosken Consolidated Investments Limited	2018	Yes (3)

Notes:

(1)	Chairman of the Board.
(2)	Chair of the relevant committee.
(3)

If HCI acquires more than a 19.9% interest in the Company, Mr. Copelyn may cease to be considered to be independent and the Board would review potential additional independent candidates for nomination to the Board.

PART I– VOTING INFORMATION

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the “Company”) is providing this Information Circular in connection with the management’s solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Friday, February 22, 2019 at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the “Common Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form (“VIF”) and a Request Form but not this Information Circular, directly to its registered shareholders (“Registered Shareholders”) and its beneficial shareholders (“Beneficial Shareholders”).

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports in United States dollars; however, all references in this Information Circular to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” or “U.S. dollars” are used to indicate United States dollar values.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Pacific time) on Wednesday, February 20, 2019 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted. However, the deadline for the deposit of proxies may be waived by the chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (e.g., by way of the internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) to distribute its proxy-related materials to the Registered and Beneficial Shareholders. In addition, the Company has elected to pay to distribute its Meeting Materials to the OBOs.

The Beneficial Shareholders can expect to receive voting information by Broadridge or their brokers or their broker’s agents as set out above. The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.

Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

1.	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

2.	where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management’s Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value

Issued and Outstanding:	29,671,832 Common Shares as at January 9, 2019 (the “Record Date”)

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Effective December 13, 2018, the Common Shares were consolidated (the “Share Consolidation”) on the basis of one new Common Share for ten old Common Shares (1:10). Unless otherwise stated, all information in this Information Circular regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been adjusted to reflect the Share Consolidation.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company as of the Record Date:

Name	No. of Shares	Percentage
Hosken Consolidated Investments Limited	4,383,447 (1)	14.77%
Franklin Resources, Inc. / Franklin Advisors, Inc.	5,279,062 (2)	17.79%
Liberty Mutual Group Asset Management Inc.	3,616,061 (3)	12.19%

Notes:

(1)

Based on information from Insider Reports filed by Hosken Consolidated Investments Limited (“HCI”) publicly available on www.SEDI.ca as of January 9, 2019, HCI, through its wholly-owned subsidiary, Deepkloof Limited, beneficially owns, or controls or directs, directly or indirectly, these Common Shares (43,834,468 Common Shares pre-Share Consolidation). John Copelyn, a director of the Company, is the Chief Executive Officer of HCI.

(2)

Based on information which Franklin Resources, Inc. and Franklin Advisors, Inc. (collectively, “Franklin”) provided to the Company as of January 9, 2019, Franklin beneficially owns, or controls or directs, directly or indirectly, these Common Shares.

(3)

Based on information Liberty Mutual Group Asset Management Inc. (“LMM”) provided to the Company as of November 12, 2018, LMM beneficially owns, or controls or directs, directly or indirectly, these Common Shares (36,160,609 Common Shares pre-Share Consolidation).

PART II– BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the financial year ended August 31, 2018, together with the auditor’s report thereon.

2.	Electing the directors who will serve until the next annual general meeting of shareholders.

3.	Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the Board to set their remuneration.

4.

Considering and, if deemed advisable, passing an ordinary resolution of disinterested shareholders approving the ownership by Hosken Consolidated Investments Limited or its associates or affiliates (collectively, “HCI”) of more than 19.9% of the issued and outstanding common shares of the Company (the “Common Shares”) in connection with and resulting from the exercise by HCI of such number of the up to 15,090,999 Common Share purchase warrants (exercisable into up to 1,509,099 post-Share Consolidation Common Shares) previously issued by the Company to HCI, through its subsidiary, Deepkloof Limited, under the private placement of the Company which closed on May 15, 2018;and

5.	Any such other business as may properly be brought before the Meeting.

RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The Board has approved the consolidated financial statements of the Company and the auditor's report thereon for the financial year ended August 31, 2018, which will be presented at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

ELECTION OF DIRECTORS

The Board has determined the number of directors to be elected at the Meeting at six and currently consists of six directors.

The term of office of each of the current directors will expire at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, as amended on February 18, 2015 (the “Policy”). The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election will be required to tender an offer to resign (a “Resignation Offer”). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director’s Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

Nominees for Election as Directors

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his or her province and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her and his or her associates and affiliates, as at the Record Date:

Name, Position, Province/State and Country of Residence (1)	Principal Occupation and Occupation During the Past 5 Years	Director since (2)	Number of voting securities beneficially owned or controlled or directed, directly or indirectly (3)
R. Michael Jones (11) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002 (4)	35,559 Common Shares (5)
Frank R. Hallam (11) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002 (6)	20,863 Common Shares
Iain D.C. Mclean (7)(8)(9) Chairman and Independent Director British Columbia, Canada	General Management Consultant. Chief Operating Officer, MineSense Technologies, a technology company based in Vancouver, B.C. from Aug 2014 to Sep 2015; Regional Vice President, Gemcom Software/Dassault Systemes GEOVIA from June 2010 to July 2014.	Feb. 18, 2002 (10)	2,033 Common Shares
Diana J. Walters (7)(8)(9) Independent Director New York, USA	Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. President of Liberty Metals and Mining Holdings, LLC from Jan 2010 to Oct 2014.	Jul. 16, 2013	400 Common Shares
Timothy D. Marlow (7)(8)(9)(11) Independent Director British Columbia, Canada	Chartered Mining Engineer and Consultant. President of Philippine Gold Consulting LLC from 1995 – 2014; President of Marlow & Associates from 1995 to present.	Jun. 15, 2011	300 Common Shares
John A. Copelyn Independent Director (12) Cape Town, South Africa	Chief Executive Officer, Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE Securities Exchange, from 1997 to present.	May 15, 2018	4,383,447 Common Shares (13)

Notes:

(1)	The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The term of office of each of the directors elected at the Meeting will expire at the next annual meeting of the shareholders of the Company.
(3)

The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(5)	Of these Common Shares, 9,560 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(6)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.

(7)	Member of the Audit Committee.
(8)	Member of the Compensation Committee.
(9)	Member of Governance and Nomination Committee.
(10)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(11)

Member of the Disclosure Committee, a committee established by the Chief Executive Officer and the Chief Financial Officer to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company.

(12)	See section 1(a) “Board of Directors - Disclose identity of directors who are independent” in Schedule “A” attached to this Information Circular regarding independence.
(13)	Mr. Copelyn is the Chief Executive Officer of HCI, which is a greater than 10% shareholder of the Company and beneficially owns these Common Shares indirectly through a wholly owned subsidiary.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

APPROVAL OF MORE THAN 19.9% OWNERSHIP OF ISSUED AND OUTSTANDING
COMMON SHARES OF THE COMPANY UPON EXERCISE OF CERTAIN PRIVATE PLACEMENT WARRANTS

At the Meeting, disinterested shareholders will be asked to pass an ordinary resolution approving the ownership by Hosken Consolidated Investments Limited or its associates or affiliates (collectively, “HCI”) of more than 19.9% of the issued and outstanding common shares of the Company (the “Common Shares”) in connection with and resulting from the exercise by HCI of such number of the up to 15,090,999 Common Share purchase warrants (the “Private Placement Warrants”) previously issued by the Company to HCI, through its subsidiary, Deepkloof Limited under the Private Placement (as defined below).

Background

On May 15, 2018, the Company closed a strategic investment by HCI in the Company on a private placement basis wherein HCI subscribed for 15,090,999 units of the Company (the “Units”) at a price of US$0.15 per Unit for gross proceeds of US$2,263,649.85 (the “Private Placement”). As a result of the Private Placement, the Company issued to HCI 15,090,999 Common Shares and 15,090,999 Private Placement Warrants, each such Private Placement Warrant allowing HCI to purchase one Common Share (a “Private Placement Warrant Share”) at a price of US$0.17 per Private Placement Warrant Share for a period of 18 months until November 15, 2019. Post-Share Consolidation, each ten (10) such Private Placement Warrants allow HCI to purchase one Private Placement Warrant Share at a price of US$1.70 per Private Placement Warrant Share.

The Company received final approval of the TSX for the Private Placement on May 30, 2018 including the issuance of the Private Placement Warrants pursuant to the requirements of the TSX.

HCI is a South African black empowerment investment holding company with an US$730 million market capitalization, listed on the JSE Securities Exchange. HCI’s major shareholder is the Southern African Clothing and Textile Workers’ Union. The group is involved in a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, clothing and properties.

As at the date of this Information Circular and based on HCI’s SEDI filings, HCI, through its subsidiary, Deepkloof Limited, beneficially owns or controls, directly or indirectly: (i) 4,383,447 Common Shares (post-Share Consolidation, which represents 14.77% of the issued and outstanding Common Shares); (ii) 15,090,999 Private Placement Warrants exercisable into 1,509,099 Private Placement Warrant Shares (post-Share Consolidation); and (iii) 24,909,000 Common Share purchase warrants (the “Public Offering Warrants”) exercisable into 2,490,900 Common Shares (post-Share Consolidation). The Public Offering Warrants are subject to a restriction that limits HCI’s ability to exercise of such warrants if the exercise would result in HCI holding more than 19.9% of issued and outstanding Common Shares. The Private Placement Warrants are also subject to a similar limitation unless the shareholders approve HCI holding more than 19.9% of the issued and outstanding Common Shares in connection with the exercise of the Private Placement Warrants. The number and percentage of Common Shares beneficially owned or controlled, directly or indirectly, by HCI may be subject to change if HCI participates in any future private placement of the Company or acquires additional Common Shares in the market. Subject to shareholder approval, HCI could potentially own more than 19.9% of the issued and outstanding Common Shares in the future, on a partially diluted basis, if it were able to exercise all of the Private Placement Warrants. Although currently not possible given the foregoing 19.9% restrictions, if all of the Private Placement Warrants and the Public Offering Warrants were exercisable, HCI could potentially hold up to 8,383,445 Common Shares of the Company, which represents 24.9% of the issued and outstanding Common Shares on a partially diluted basis (post-Share Consolidation).

The TSX requires that shareholder approval be obtained for transactions which materially affect control of a listed issuer (see section 604 of the TSX Company Manual). "Materially affect control" means the ability of any security holder or combination of security holders acting together to influence the outcome of a vote of security holders, including the ability to block significant transactions. Such an ability will be affected by the circumstances of a particular case, including the presence or absence of other large security holdings, the pattern of voting behaviour by other holders at previous security holder meetings and the distribution of the voting securities. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together will be considered to materially affect control, unless the circumstances indicate otherwise.

Accordingly, because the exercise by HCI of the Private Placement Warrants could materially affect control of the Company, the Company is seeking to obtain disinterested shareholder approval of the ownership by HCI of more than 19.9% of the issued and outstanding Common Shares. “Disinterested shareholders” means all shareholders of the Company other than HCI and its associates and affiliates.

RESOLUTION

At the Meeting, disinterested shareholders will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.

the ownership by Hosken Consolidated Investments Inc. or its associates or affiliates (collectively “HCI”) of more than 19.9% of the issued and outstanding common shares of the Company (the “Common Shares”) in connection with and resulting from the exercise by HCI of such number of the up to 15,090,999 Common Share purchase warrants (exercisable into up to 1,509,099 post-Share Consolidation Common Shares) previously issued by the Company to HCI, through its subsidiary, Deepkloof Limited under the private placement of the Company which closed on May 15, 2018, as more particularly described in the accompanying Information Circular of Company dated January 9, 2019, is hereby authorized and approved;

2.

any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination.”

HCI WILL ABSTAIN FROM VOTING ON THE ABOVE RESOLUTION. THE APPROVAL OF A MAJORITY OF THE DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

The board of directors unanimously recommends that the shareholders of the Company vote in favour of the above resolution. Unless such authority is withheld, the persons named in the enclosed proxy intend to vote FOR the approval of the above resolution.

PART III– DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in Schedule “A” attached to this Information Circular.

PART IV– STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2018 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2018.

During the financial year ended August 31, 2018 the Company had four NEOs: R. Michael Jones, the President and CEO of the Company; Frank R. Hallam, the CFO of the Company; Kresimir (Kris) Begic, Vice-President Corporate Development; and Mlibo Mgudlwa, VP of the Company’s wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. The Compensation Committee is comprised of Diana J. Walters (Chair), Iain D.C. McLean and Timothy Marlow, all of whom are independent directors of the Company.

The Company does not generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

The mineral exploration and development industry is extremely competitive and active for officers and other employees. Since 2008 the global economic environment has been unstable, resulting in a volatile equity market. Variable commodities market conditions and associated long term market uncertainties since 2011 have had an impact on executive compensation decisions made during the financial years ended August 31 2014 to 2018. The Compensation Discussion and Analysis that follows outlines the Company’s executive compensation components and philosophies, which at times, was tempered by the Company’s desire to preserve capital in light of uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

(a)	Compensation programs align with shareholder interests – the Company aligns the goals of officers with maximizing long-term shareholder value;

(b)	Performance sensitive – compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

(c)

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders’ interests and with the execution of the Company business strategy; and to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company’s compensation policies and practices. Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company’s compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. These other companies are identified below in the section following the table under the heading entitled “Executive Compensation - Related Fees”. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Officer Compensation

A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals. For the financial year ended August 31, 2018, the three basic components of officer compensation were:

  base salary;

  annual incentives (cash bonus); and

  option based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective officer depending on: whether the officer is able to meet or exceed his or her applicable performance expectations; market performance of the Common Shares; and the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company’s compensation policies. Diana J. Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating and directorship roles. Iain D.C. McLean has extensive business experience in mine operations and senior management positions in publicly listed and private technology companies and Timothy Marlow served as a director of other publicly listed mining company in addition to being a director of the Company since 2011. Collectively, the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the market place in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts. The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long-term compensation is targeted to be competitive in the market place, but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company’s long-term success. In determining the base salary of an NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;

  salaries paid by comparable businesses;

  the experience level of the officer; and

  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers’ and employees’ compensation levels.

In assessing levels of compensation during the financial year ended 2018, the Compensation Committee took into account qualitative elements to reflect overall market conditions, past market practices as well as a discretionary assessment of NEO performance. Although NEO’s met the majority of performance milestones in 2018, based on the Company’s 2018 business objectives, the Compensation Committee recommended not to alter the base salary for any active NEO or to alter the Share Compensation Plan or Deferred Share Unit Plan due to general market conditions for the Common Shares and due to the past performance of the Company’s Maseve Mine, located in South Africa, which ceased operations in July 2017 and was later sold effective April 26, 2018 (the “Maseve Mine”)

Since the company’s most recently completed financial year, the Company has not retained any compensation consultant or advisor to assist the board of directors or the Compensation Committee in determining compensation for any of the Company’s directors or executive officers.

The Compensation Committee has considered the following benchmark group of companies to determine and review the levels of compensation to be awarded to the NEOs during the financial year ending August 31, 2019:

•	MAG Silver Corp.	•	Dalradian Resources Inc.	•	Gabriel Resources Ltd.
•	Nemaska Lithium Inc.	•	Sabina Gold & Silver Corp.	•	Orezone Gold Corp.
•	Continental Gold Inc.	•	Polymet Mining Corp.	•	Belo Sun Mining Corp.
•	Lithium Americas Corp.	•	Trilogy Metals Inc.	•	Rubicon Minerals Corp.
•	Arizona Mining Inc.	•	Northern Dynasty Minerals,	•	Nickel Creek Platinum Corp.
Ltd.

This benchmark group of companies has been selected based on the stage of development of the company, market capitalization and measured and indicated resources of the companies’ properties. The Compensation Committee will use this benchmark group data to ensure that compensation levels are sufficient and competitive without exceeding average compensation for companies of the same size and stage during the financial year ending 2019.

During the financial year ended August 31, 2018, approximately: $525,000 (2017 – $525,000) was paid as base fees to the Company’s President/CEO; $475,000 (2017 – $475,000) was paid as base salary for the Company’s CFO; $230,000 (2017 – $230,000) was paid as a base salary for the Company’s VP Corporate Development; and $234,212 (2017 – $234,212) was paid as a base salary for the VP Platinum Group Metals (RSA) (Pty) Ltd. Employee salaries are based on fair market value and individual performance assessed by management. Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board. Competitive levels of base salary, comparisons and option based awards are considered when setting incentives. Overall compensation is considered as a whole including annual incentives. For the CEO and COO, safety is also a consideration for bonus compensation.

Although most performance milestones in the Company’s 2018 business plan were met by NEOs during the financial year ended August 31, 2018, following the financial year ended August 31, 2018 and as at the date of this Information Circular, the Compensation Committee has determined that no cash bonus amounts will be paid to NEOs in respect of the financial year ended August 31, 2018 due to general market conditions for the Common Shares and due to the past performance of the Company’s Maseve Mine, which ceased operations in July 2017 and was later sold effective April 26, 2018.

Option Based Awards (Long Term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s share compensation plan (the “Share Compensation Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants when reviewing NEO compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Summary Compensation Table”.

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in the Common Shares on September 1, 2013 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

	Sep 1, 2013	2014	2015	2016	2017	2018
Platinum Group Metals Ltd.	100	98	29	31	7	1
S&P/TSX Composite Index	100	123	110	115	120	129
S&P/TSX Global Mining Index	100	113	74	85	99	92

As shown in the foregoing graph, the Company’s performance has been below the performance of the S&P/TSX Composite Index and S&P/TSX Global Mining Index. Market conditions over the past several years have been volatile and have particularly impacted the junior mining sector. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones. The Company’s officers have achieved many planned milestones, notwithstanding the difficulties experienced at the Maseve Mine and market conditions.

During the 2014 calendar year, the Company continued with the execution of Phase 2 construction and underground development at the Maseve Mine, further advanced the discovery at its Waterberg property including the completion of a positive preliminary economic assessment for the Waterberg Joint Venture, declared a significant increase to inferred resources for the Waterberg property and completed a public offering of 21.5 million shares for gross proceeds of approximately US$113.8 million.

During the 2015 calendar year, at the Maseve Mine, the Company completed all required permitting, advanced underground development and substantially completed construction, commenced with preparations for production and completed US$80 million in debt financing. At the Waterberg Project the Company completed an amendment to the existing joint venture arrangement in May 2015 to consolidate the ownership of the project, achieving US$20 million in partner funding as a component of the deal. A new, larger resource estimate was completed at Waterberg in July 2015.

During the 2016 calendar year, at the Maseve Mine, the Company completed construction of surface infrastructure and plant commissioning, however production ramp up had been behind schedule. At the Waterberg Project, the Company completed a positive pre-feasibility study in October 2016 and a new, larger resource estimate in April 2016. The Company completed a public offering of 11.0 million shares for gross proceeds of US$33.0 million in May 2016 and a public offering of 22.2 million shares for gross proceeds of approximately US$40.0 million in November 2016.

During the 2017 calendar year, based on sub-optimal performance at the Maseve Mine, the Company undertook in September 2017 to exit conventional platinum mining by agreeing to sell its position in the Maseve Mine in a transaction valued at approximately US$74.0 million. The Company also closed a transaction in November 2017 to sell an 8.6% interest in the Waterberg Project for US$17.2 million to Impala Platinum Holdings Ltd. (“Implats”), an integrated South African producer of platinum group metals (“PGMs”). Implats was also granted an option to earn and acquire up to a 50.01% interest in the Waterberg Project from the Company and another joint venture partner. At the Waterberg Project, the Company initiated a Definitive Feasibility Study which is underway and targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine. The Company completed a public offering of 19.7 million shares for gross proceeds of US$28.75 million in January 2017, a public offering of 15.4 million shares for gross proceeds of US$20 million in April 2017 and issued and sold US$20 million of 6 7/8% convertible senior subordinated notes to certain institutional investors in June 2017.

During the 2018 calendar year, the Company refocussed its efforts towards advancement of the Waterberg Project along with joint venture partners Implats, the Japan Oil, Gas and Metals National Corporation and Mnombo Wethu Consultants (Pty) Ltd. At the Waterberg Project the Company completed a successful drill program and in September 2018 filed a Mining Right Application with the Government of South Africa. In October 2018, the Company published an updated, larger, higher confidence resource estimate for the Waterberg Project for inclusion in a Definitive Feasibility Study to be completed in calendar 2019. In April 2018, the Company completed the sale of its interests in the Maseve Mine. In May 2018, the Company completed a private placement offering of 15.1 million pre-Share Consolidation units for gross proceeds of US$2.26 million and a public offering of 117.5 million pre-Share Consolidation units for gross proceeds of US$17.62 million. Each private and public unit was comprised of one Common Share and one Common Share purchase warrant exercisable at a price of US$0.17 per share until November 15, 2019. During the calendar year, the Company paid US$46.98 million in settlement of all indebtedness under a first secured loan facility provided by a group of lenders led by the Sprott Resource Lending Partnership and also repaid US$23.16 million in settlement of the production payment liability (US$15 million) and partial settlement of a second secured loan facility (US$8.16 million), both due to Liberty Metals & Mining Holdings, LLC.

From September 1, 2013 to August 31, 2018, the share price of the Company has decreased by approximately 99% compared to an increase in the S&P/TSX Composite Index of approximately 29% and a decrease in the S&P/TSX Global Mining Index of approximately 8% during the corresponding period.

Share-Based and Option-Based Awards

It is generally recognized that share and option based awards aid in attracting, retaining and encouraging individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

In February 2017, the Company adopted a Share Compensation Plan to provide for the award of restricted share units (“RSUs”) and grant stock options to its directors, executive officers, key employees and consultants (the “Eligible Persons”) of the Company and its Subsidiaries for the purpose of advancing the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

Prior to the adoption of the Share Compensation Plan, the Company provided for the grant of stock options to Eligible Persons through its stock option plan (the “Stock Option Plan”), which currently exists only for the purpose of governing the terms of all outstanding options that were issued before the adoption of the Share Compensation Plan. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of stock options and RSUs issuable under the Share Compensation Plan.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of ten years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Share Compensation Plan in the aggregate and in respect of any financial year is limited under the terms of the Share Compensation Plan and cannot be increased without shareholder approval. Details of the Company’s Share Compensation Plan are provided below under “Securities Authorized for Issuance under Equity Compensation Plans”. There was no re-pricing of stock options under the Share Compensation Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2018, August 31, 2017 and August 31, 2016 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
R. Michael	2018	525,000	Nil	6,968	Nil	Nil	Nil	Nil	531,968
Jones	2017	525,000	Nil	216,375	Nil	Nil	Nil	Nil	741,375
CEO (3)	2016	465,167	Nil	56,304	78,750	Nil	Nil	Nil	600,221
Frank R. Hallam	2018	475,000	Nil	6,194	Nil	Nil	Nil	Nil	481,194
CFO (3)	2017	475,000	Nil	189,550	Nil	Nil	Nil	Nil	664,550
	2016	427,031	Nil	50,049	72,625	Nil	Nil	Nil	549,705
Kresimir (Kris)	2018	230,000	Nil	2,903	Nil	Nil	Nil	Nil	232,903
Begic	2017	230,000	Nil	106,857	Nil	Nil	Nil	Nil	336,857
VP Corporate	2016	213,333	Nil	23,460	36,750	Nil	Nil	Nil	273,543
Development
Mlibo Mgudlwa	2018	235,118	Nil	2,478	Nil	Nil	Nil	Nil	237,596
VP Platinum	2017	242,409	Nil	86,369	Nil	Nil	Nil	4,129	332,908
Group Metals	2016	196,615	Nil	20,020	14,676	Nil	Nil	11,427	242,738
(RSA) (Pty) Ltd (4)

Notes:

(1)	Financial year ended August 31st .
(2)

Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(3)	Also a director of the Company. No fees are paid to the NEO in his role as a director.
(4)	Salary paid in Rand. Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the “Jones Employment Agreement”), R. Michael Jones is employed as the Company’s President/CEO. Pursuant to the Jones Employment Agreement, Mr. Jones’ annual compensation is $525,000 effective July 1, 2016 and payable in semi-monthly installments. The Jones Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the “Hallam Employment Agreement”), Frank R. Hallam is employed as the Company’s CFO. Pursuant to the Hallam Employment Agreement, Mr. Hallam’s annual compensation is $475,000 effective July 1, 2016 and payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the “Begic Employment Agreement”), Kresimir (Kris) Begic is engaged as the Company’s VP of Corporate Development. Pursuant to the Begic Employment Agreement, Mr. Begic’s annual compensation is $230,000 effective July 1, 2016 and payable in semi-monthly instalments. The Begic Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Begic is also eligible for an annual discretionary bonus.

The Jones Employment Agreement, the Hallam Employment Agreement and the Begic Employment Agreement are collectively the “Employment Agreements”.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the “Mgudlwa Employment Agreement”), Mlibo Mgudlwa is engaged as VP of Platinum Group Metals (RSA) (Pty) Ltd. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa’s annual compensation effective May 1, 2016 is Rand 2,467,975 (approximately $242,409 and payable in semi-monthly instalments. Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. The closing price of the Common Shares on the TSX on August 31, 2018 was $1.35 ($0.135 pre-Share Consolidation).

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
R. Michael	10,000	130.00	Jan 14, 2019	Nil	Nil	Nil
Jones	12,000	65.00	Feb 16, 2020	Nil	Nil	Nil
	6,750	20.00	Dec 22,	Nil	Nil	Nil
	20,000	20.00	2020	Nil	Nil	Nil
			Dec 23,
			2021
Frank R.	8,750	130.00	Jan 14, 2019	Nil	Nil	Nil
Hallam	10,000	65.00	Feb 16, 2020	Nil	Nil	Nil
	6,000	20.00	Dec 22,	Nil	Nil	Nil
	17,500	20.00	2020	Nil	Nil	Nil
			Dec 23,
			2021
Kresimir (Kris)	3,650	130.00	Jan 14, 2019	Nil	Nil	Nil
Begic	3,000	65.00	Feb 16, 2020	Nil	Nil	Nil
	2,813	20.00	Dec 22,	Nil	Nil	Nil
	10,000	20.00	2020	Nil	Nil	Nil
			Dec 23,
			2021
Mlibo Mgudlwa	1,500	130.00	Jan 14, 2019	Nil	Nil	Nil
	2,000	65.00	Feb 16, 2020	Nil	Nil	Nil
	2,400	20.00	Dec 22,	Nil	Nil	Nil
	9,000	20.00	2020	Nil	Nil	Nil
			Dec 23,
			2021

Note:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.35 ($0.135 pre-Share Consolidation), and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the financial year ended August 31, 2018.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	Nil	Nil	Nil
Frank R. Hallam	Nil	Nil	Nil

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kresimir (Kris) Begic	Nil	Nil	Nil
Mlibo Mgudlwa	Nil	Nil	Nil

Note:

(1)	This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.

The options that have an option expiration date of December 22, 2020 granted to the above NEOs have the following vesting schedule: 25% of the options vested on the date of grant (December 22, 2015); 25% of the options vested one year from the date of grant (December 22, 2016); 25% of the options vested two years from the date of grant (December 22, 2017); and 25% of the options vested three years from the date of grant (December 22, 2018). As the exercise price of the options was at or above the market price of the Common Shares on the date of grant, the value of the options which vested that would have been realized if the options had been exercised on the vesting date was Nil.

Subsequent to August 31, 2018, there were no options granted to NEOs.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank R. Hallam and Kresimir (Kris) Begic (hereinafter referred to as “Jones”, “Hallam” and “Begic”, respectively; each an “Officer” and collectively, the “Officers”) may resign by giving 90 days’ written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

  the Final Wages; and

  an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

  Final Wages;

  an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

  an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

  an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability; or

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location by more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2018, is set out in the table below and is more fully described in the section that follows:

NEO	Triggering Event
	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	$1,050,000	$1,128,750
Frank R. Hallam	N/A	$950,000	$1,022,625
Kresimir (Kris) Begic	N/A	$230,000	$496,750
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, Change of Control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

  to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

  not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

  not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

  to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2018, there were no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a Change of Control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a Change of Control.

Clawback Policy

As a measure of accountability and to ensure that performance-based compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any such compensation received by an executive officer in the event that there is a financial restatement or correction to the Company’s financial statements and the Board, or its designees (the “Administrators”) determine that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation.

If a financial restatement occurs, and if the Administrators determine: (i) that the amount of any performance-based compensation actually issued, paid, granted, or awarded to any executive officer of the Company would have been a lower amount had it been calculated based on such restated financial results; and (ii) that such executive officer engaged in fraud or intentional illegal conduct which materially contributed to the need for such Financial Restatement, then the Administrators shall, except as provided below, cancel, rescind, or otherwise seek to recover from such executive officer for the benefit of the Company, and such executive officer will be required to forfeit or repay to the Company, the after-tax portion of the difference between the Awarded Compensation and the Actual Compensation.

The Administrators shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Administrators determine: (i) that to do so would be unreasonable; or (ii) that it would be better for the Company not to do so.

PART V– COMPENSATION OF DIRECTORS

The following table describes all amounts of compensation provided to the non-NEO directors of the Company for the financial year ended August 31, 2018.

Director Name (1)	Fees Earned (2)(3) ($)	Share- Based Awards ($)	Option- Based Awards (4) ($)	Non-Equity Incentive Plan Compensa- tion ($)	Pension Value ($)	All Other Compensa- tion ($)	Total ($)
Iain D.C. McLean	67,569	Nil	3,484	Nil	Nil	Nil	71,053
Timothy D. Marlow	47,639	Nil	3,484	Nil	Nil	Nil	51,123
Diana J. Walters	47,639	Nil	3,484	Nil	Nil	Nil	51,123
John A. Copleyn	6,798	Nil	Nil	Nil	Nil	Nil	6,798
Barry Smee (5)	29,167	Nil	2,330	Nil	Nil	Nil	31,497
Eric Carlson (5)	36,458	Nil	2,330	Nil	Nil	Nil	38,788

Notes:

(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.
(2)	This Compensation of Directors Table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.
(3)

Effective June 1, 2018 to December 31, 2018 as a cost saving measure all non-NEO directors made a voluntary election to receive only 50% of their applicable Board Fees (as defined below at “Deferred Share Unit Plan for Directors”). Hence for the fourth fiscal quarter (June, July and August of 2018) non-NEO director compensation was incurred at 50% of scheduled rates.

(4)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(5)	Ceased to be a director of the Company on February 23, 2018.

SCHEDULE OF DIRECTORS’ FEES AND NARRATIVE DESCRIPTION

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended August 31, 2018.

Except as noted below, none of the Company’s current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

The fees payable to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and are as follows:

Board or Committee Name	Annual Retainer	Per Diem
Board of Directors	$50,000	Nil
Board Chairman	$15,000	Nil
Chair of the Audit Committee	$15,000	Nil
Other Committee Chairs	$10,000	Nil
Special Assignments	Nil	$1,000

Directors’ fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings. This recommendation is then subject to the approval of the Board.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS TO DIRECTORS

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-NEO directors. The closing price of the Company’s shares on the TSX on August 31, 2018 was $1.35 ($0.135 pre-Share Consolidation).

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercise d In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Iain D.C. McLean	2,500	130.00	Jan 14,	Nil	Nil	Nil
	3,500	65.00	2019	Nil	Nil	Nil
	3,375	20.00	Feb 16,	Nil	Nil	Nil

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
	12,500	20.00	2020	Nil	Nil	Nil
			Dec 22,
			2020
			Dec 23,
			2021
Timothy D. Marlow	2,500	130.00	Jan 14,	Nil	Nil	Nil
	3,500	65.00	2019	Nil	Nil	Nil
	3,375	20.00	Feb 16,	Nil	Nil	Nil
	12,500	20.00	2020	Nil	Nil	Nil
			Dec 22,
			2020
			Dec 23,
			2021
Diana J. Walters	2,500	130.00	Jan 14,	Nil	Nil	Nil
	3,500	65.00	2019	Nil	Nil	Nil
	3,375	20.00	Feb 16,	Nil	Nil	Nil
	12,500	20.00	2020	Nil	Nil	Nil
			Dec 22,
			2020
			Dec 23,
			2021
John A. Copelyn	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.35 ($0.135 pre-Share Consolidation), and the exercise or base price of the option.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each non-NEO director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D.C. McLean	3,484	N/A	N/A
Timothy D. Marlow	3,484	N/A	N/A

	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Diana J. Walters	3,484	N/A	N/A
John A. Copelyn	N/A	N/A	N/A
Barry Smee (2)	2,330	N/A	N/A
Eric Carlson (2)	2,330	N/A	N/A

Note:

(1)	This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.
(2)	Ceased to be a director of the Company on February 23, 2018.

The options that have an option expiration date of December 22, 2020 granted to the above directors have the following vesting schedule: 25% of the options vested on the date of grant (December 22, 2015); 25% of the options vested one year from the date of grant (December 22, 2016); 25% of the options vested two years from the date of grant (December 22, 2017); and 25% of the options vested three years from the date of grant (December 22, 2018). As the exercise price of the options was at or above the market price of the Common Shares on the date of grant, the value of the options which vested that would have been realized if the options had been exercised on the vesting date was Nil.

Subsequent to August 31, 2018, there were no options granted to the non-NEO directors.

DEFERRED SHARE UNIT PLAN FOR DIRECTORS

In February 2017, the Board adopted a deferred share unit plan for directors (the “DSU Plan”) effective concurrently with the Share Compensation Plan adoption. The DSU Plan permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as “Eligible Directors”) to convert into deferred share units (“DSUs”) the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the “Board Fees”). Only Eligible Directors are permitted to participate in the DSU Plan. The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the “DSUP Administrators”).

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a “DSU Participant”) will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. Eligible Directors will be entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected Eligible Directors, and all Eligible Directors on the date hereof, will have 30 days from the date of his/her appointment or the date the DSU Plan is effective, as applicable, to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company’s performance and will have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan will also provide that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant’s death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants will not be entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a “Termination of Board Service”), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant’s legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant’s legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company’s quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the “Code”), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a “U.S. Eligible Director”) will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a “separation from service” (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant’s legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan will not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan will also contain provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

The Company has not granted any DSUs subsequent to the adoption of the Company’s DSU Plan. However, as of December 2018, each Eligible Director has elected to convert 50% of his or her future Board Fees related to the period from January 1, 2019 to December 31, 2019 into DSUs.

PART VI– OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Stock Option Plan and the Share Compensation Plan (together, the “Plans”) as of August 31, 2018, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)

Equity Compensation Plans	308,550	$45.20	2,601,841
(1) Approved By	(3,085,500 pre-Share	($4.52 pre-Share	(26,018,411 pre-Share
Shareholders	Consolidation)	Consolidation)	Consolidation)

Equity Compensation Plans	N/A	N/A	Nil
Not Approved By
Shareholders

Total	308,550	$45.20	2,601,841
	(3,085,500 pre-Share	($4.52 pre-Share	(26,018,411 pre-Share
	Consolidation)	Consolidation)	Consolidation)

Stock Option Plan

The Stock Option Plan exists only for the purpose of governing the terms of all outstanding options that were issued under the Stock Option Plan before the adoption of the Company’s Share Compensation Plan on February 23, 2017. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of stock options (“Options”) and restricted share units (“RSUs”) issuable under the Share Compensation Plan. Details of the Share Compensation Plan are provided below under “Securities Authorized for Issuance Under Equity Compensation Plans – Share Compensation Plan”.

The Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010, January 8, 2013 and February 26, 2016. The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

Other information relating to the Stock Option Plan is as follows:

  The Stock Option Plan is administered by the Compensation Committee.

  Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

  As at January 9, 2019, an aggregate of 308,550 options were outstanding under the Stock Option Plan, being a number of options equal to 1.04% of the Company’s issued and outstanding Common Shares on such date.

  The number of Common Shares reserved for issuance under options granted to Insiders (as defined in the Stock Option Plan), together with any shares issuable to Insiders pursuant to any other share compensation arrangements of the Company, may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of shares issued to Insiders, together with any shares issued to Insiders pursuant to any other share compensation arrangements of the Company, within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

  The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

  The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

  The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

  The Stock Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

  Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

  Options may be exercisable for a period of time determined by the Compensation Committee with the maximum term of options granted under the Stock Option Plan being ten years from the date of grant.

  Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

  In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

  Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

  Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Stock Option Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

  Other than as set forth above, any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), including the reduction of the exercise price or the cancellation and reissuance of options or other entitlements, will be subject to the approval of the shareholders and TSX.

  The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

  The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017 (the “Adoption Date”). As of the Adoption Date, the Share Compensation Plan governs all new grants of RSUs and options to purchase Common Shares (the “Options”). The Company’s Stock Option Plan continues to exist but only for the purpose of governing the terms of all outstanding options that were been issued under the Stock Option Plan before the adoption of the Share Compensation Plan. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. A description of the Stock Option Plan is provided above under “Securities Authorized for Issuance Under Equity Compensations Plans – Stock Option Plan”.

The Share Compensation Plan is a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Stock Option Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an “SCP Participant”), who may include participants who are citizens or residents of the United States (each, a “US-SCP Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; or (ii) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the United States Securities Act of 1933, as amended (the “1933 Act”) registered by the Company on Form S-8). Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis. See “Restrictions on the Award of RSUs and Grant of Options” below. Under the Stock Option Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “SCP Administrators”) based on the recommendation of the compensation committee of the Board (the “Compensation Committee”). The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan.

As of the date of this Information Circular, the Company has 29,671,832 Common Shares issued and outstanding and the aggregate number of Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan is 308,550 Common Shares (being approximately 1.04% of the issued and outstanding Common Shares and approximately 10.40% of the total Common Shares that may be issuable under the Share Compensation Plan). The Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan are included in the calculation of the total number of Common Shares that may be issuable pursuant to RSUs or Options under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a)

the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(b)

the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(c)

the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d)

the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e)	the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i)	0.25% of the Common Shares then issued and outstanding; and

(ii)

$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

(a)	Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

(b)	Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the SCP Administrators’ current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company’s annual incentive compensation program, and performance-based vesting provisions as a component of the Company’s long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 90 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

(a)	Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

(b)	Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

(c)	Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

(d)	Other Terms

Cashless exercise of Options shall only be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators , a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company may not >deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the “Fair Market Value” of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment shall:

(a)

not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b)	be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange and the NYSE American; and

(c)

be subject to shareholder approval, where required, by the requirements of the Toronto Stock Exchange and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(i)

amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)

a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)

the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi)

the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii)

the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii)	change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)	change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)	permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d)	permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Mr. Jones and Mr. Hallam are directors of Nextraction Energy Corp. (“NE”), which is currently the subject of a Cease Trade Order of the BCSC issued on May 8, 2015 for failing to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management’s Discussion and Analysis for the period ended December 31, 2014 (the “Required Records”). NE is working to complete the Required Records.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out under “Part II - Business of the Meeting - Approval of More Than 19.9% Ownership of Issued and Outstanding Common Shares of the Company Upon Exercise of Certain Private Placement Warrants” in this Information Circular, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees, companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Report on Form 20-F dated November 29, 2018, which was also filed as the Company’s 2018 Annual Information Form dated November 29, 2018, with respect to the financial year ended August 31, 2018 (the “AIF”) under “Item 6. Directors, Senior Management and Employees - C. Board Practices - Audit Committee” therein. A copy of the AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the AIF free of charge.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under Company Profiles – Platinum Group Metals Ltd. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A” – CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach

1. Board of Directors

(a) Disclose identity of directors who are independent.	(a) The following directors have been determined by the Board to be independent, as defined in National Instrument 58-
101, as they are not members of management and, in the
view of the Board, are free from any interest and any
business or other relationship which could, or could
reasonably be perceived to, materially interfere with the
director’s ability to act with the best interests of the
Company, other than interests and relationships arising
from shareholding: Iain D.C. McLean, Diana J. Walters,
Timothy D. Marlow and John A. Copelyn. If HCI acquires
more than a 19.9% interest in the Company, Mr. Copelyn
may cease to be considered to be independent and the
Board would review potential additional independent
candidates for nomination to the Board.

(b) Disclose identity of directors who are not	(b) The Company’s two non-independent directors are R.
independent and describe the basis for that	Michael Jones and Frank R. Hallam, the Company’s
determination.	President/CEO and CFO, respectively. These two directors
are non-independent insofar as they have a material
relationship with the Company by virtue of their senior
executive positions with the Company.

(c) Disclose whether or not a majority of directors are	(c) A majority of the Board is independent.
independent. If a majority of directors are not
independent, describe what the Board does to
facilitate its exercise of independent judgment in
carrying out its responsibilities.

(d) If a director is presently a director of any other	(d) The following directors are currently also directors of other
issuer that is a reporting issuer (or the equivalent)	issuers as listed:
in a jurisdiction or a foreign jurisdiction, identify both
the director and the other issuer.	Director Company
R. Michael West Kirkland Mining Inc. (TSX Venture
Jones Exchange (“TSXV”))
Nextraction Energy Corp. (TSXV)

Frank R. Hallam West Kirkland Mining Inc. (TSXV)
Nextraction Energy Corp. (TSXV)

Diana J. Walters Alta Mesa Resources (NASDAQ Capital
Market)
Atmos Energy Corporation (NYSE)
Trilogy Metals Inc. (TSX, NYSE American)

John A. Copelyn Hosken Consolidated Investments Limited
(Johannesburg Stock Exchange)

(e) Disclose whether or not the independent directors	(e) The Company holds regular quarterly meetings and other
hold regularly scheduled meetings at which non-	meetings as required, at which time the independent
independent directors and members of	directors meet in-camera without the non-independent
management are not in attendance. If the	directors and members of management. The independent
independent directors hold such meetings, disclose	directors also meet in-camera on an ad hoc basis. The
the number of meetings held since the beginning of	opinion of the independent directors is sought and duly
the issuer’s most recently completed financial year.	acted upon for all material matters related to the Company.
If the independent directors do not hold such
meetings, describe what the Board does to facilitate
open and candid discussion among its independent directors.

- A2-

Corporate Governance Disclosure Requirement	The Company’s Approach

(f) Disclose whether or not the chair of the Board is an	(f) Iain D.C. McLean is the Chairman of the Board and is an
independent director. If the Board has a chair or	independent director. Mr. McLean has extensive business
lead director who is an independent director,	experience as senior executive in several public companies
disclose the identity of the independent chair or	managing operations, listings, capital raising, etc. Mr.
lead director, and describe his or her role and	McLean also has experience in underground mining
responsibilities. If the Board has neither a chair that	operations in the United Kingdom and South Africa. The
is independent nor a lead director that is	Chair’s role is to facilitate and chair discussions among the
independent, describe what the Board does to	Company’s independent directors, and to facilitate
provide leadership for its independent directors.	communication between the independent directors and
management. The Chair is also charged with the
responsibility of leading the Board and organizing it to
function in partnership with, but independently of,
management of the Company in order to facilitate the
achievement of the goals of the Company. The Chair
reviews any comments or requests made by an
independent director and oversees the process by which
unfettered information to independent directors is made
available regarding the Company’s activities.

(g) Disclose the attendance record of each director for	(g) Director attendance at Board meetings held during the
all Board meetings held since the beginning of the	financial year ended August 31, 2018 is as follows: R.
issuer’s most recently completed financial year.	Michael Jones (13/13), Frank R. Hallam (13/13), Iain D.C.
McLean (11/13), Diana J. Walters (13/13), Timothy D.
Marlow (13/13), John A. Copelyn (3/13) [1] .

2. Board Mandate

Disclose the text of the Board’s written mandate. If the	The mandate of the Board is to supervise the management of the
Board does not have a written mandate, describe how the	Company and to act in the best interests of the Company. The
Board delineates its role and responsibilities.	Board acts in accordance with the British Columbia Business
Corporations Act; the Company’s Articles of Incorporation; the
Company’s Code of Business Conduct and Ethics; the Mandate of
the Board and the charters of the Board’s committees and other applicable laws and policies. A majority of the members of the
Board shall be independent within the meaning of all applicable
Canadian and U.S. securities laws and the rules of the Toronto
Stock Exchange and the NYSE American, unless exempted
thereunder. No NYSE American employee or floor member may
serve on the Board.

The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes
responsibility for the following:

a. Stewardship
The Board sets and supervises standards of corporate
governance that create a culture of integrity throughout the
Company, and guides the operations of the Company and
management in compliance with the Company's constating
documents and British Columbia corporate law, securities
legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. Strategic Planning
The Board is actively involved in the Company’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.

___________________________________________
1 Having joined the Board on May 15, 2018, Mr. Copleyn attended the Company’s last three meetings held during the financial year ended 2018.

- A3-

Corporate Governance Disclosure Requirement	The Company’s Approach

Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and
proposed operations of the Company and reviews opportunities and assesses risks so that the plan can be adjusted.

c. Dealing with Risks
The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been
identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The
Board has instructed management to assist the Board in
identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

d. Succession Planning
The Board, through the Compensation Committee, annually
identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

e. Disclosure Policy
The Timely Disclosure, Confidentiality and Insider Trading Policy
governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate
corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. Internal Control and Management Information Systems
The effectiveness and integrity of the Company's internal control and management information systems contribute to the
effectiveness of the Board and the Company. To maintain the
effectiveness and integrity of the Company's financial controls, the
Board, through the audit committee which consists solely of
independent directors, provides oversight and monitors internal control and management information systems.

g. Approach to Corporate Governance
The Board has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and
committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the
Company’s Guide to Corporate Governance. The Board is also
responsible for identifying individuals qualified to become new board members and recommending the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the
approval of the Board.

- A4-

Corporate Governance Disclosure Requirement	The Company’s Approach
h. Feedback
The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. Expectations and Responsibilities of Directors
The Board is responsible for determining the committees of the
Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board
approves and annually reviews the charters of the committees, and conducts annual reviews of the performance of the
committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.
Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of
Directors, as set out in the Position Description - Directors, in
respect of: Board Activity; Preparation and Attendance;
Communication; Committee Work; and Business, Community and
Industry Knowledge.

j. Meetings
The Board shall meet on at least a quarterly basis. In addition, the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

3. Position Descriptions

(a) Disclose whether or not the Board has developed	(a) The chair of each of the Audit Committee, Compensation
written position descriptions for the chair and the	Committee and Governance and Nomination Committee
chair of each Board committee. If the Board has not	has a clear written charter from the Board to carry out his
developed written position descriptions for the chair	responsibilities. Please refer to: (i) section 3 of the text of
and/or the chair of each Board committee, briefly	the Audit Committee Charter in the AIF for a description of
describe how the Board delineates the role and	the Audit Committee responsibilities; (ii) item 9 below and
responsibilities of each such position.	the AIF for a description of the Governance and Nomination
Committee responsibilities; and (iii) item 7 below and the
AIF for a description of the Compensation Committee
responsibilities.

(b) Disclose whether or not the Board and CEO have	(b) The Board has developed a written position description for
developed a written position description for the	the CEO. The CEO provides overall leadership and vision
CEO. If the Board and CEO have not developed	in developing the strategic direction of the Company, in
such a position description, briefly describe how the	consultation with the Board. The CEO also manages the
Board delineates the role and responsibilities of the	overall business of the Company to ensure the strategic
CEO.	plan is effectively implemented and the results are
monitored and reported to the Board. The CEO reports to
the Board and maintains a close working relationship with
the Chair of the Board.

4. Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to	(a) The Company does not have a formal orientation and
orient new directors regarding	education program for new directors. However, new
i. The role of the Board, its committees and its	directors are provided with relevant materials with respect
directors, and	to the Company as well as being oriented on relevant
corporate issues by the CEO. The Governance and
ii. The nature and operation of the issuer’s	Nomination Committee reviews, approves and reports to
business.	the Board on the orientation process for new directors.

- A5-

Corporate Governance Disclosure Requirement	The Company’s Approach

(b) Briefly describe what measures, if any, the Board	(b) The Board currently does not provide continuing education
takes to provide continuing education for its	for its directors. By using a Board composed of experienced
directors. If the Board does not provide continuing	professionals with a wide range of financial, legal,
education, describe how the Board ensures that its	exploration and mining expertise, the Company ensures
directors maintain the skill and knowledge necessary	that the Board operates effectively and efficiently. The
to meet their obligations as directors.	Governance and Nomination Committee reviews, approves
and reports to the Board on plans for the ongoing
development of existing Board members including the
provision of continuing education opportunities for all
directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business
remains current.
5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a	(a) Code of Business Conduct and Ethic
written code for the directors, officers and
employees. If the Board has adopted a written code:	The Board has adopted a written Code of Business
Conduct and Ethics (the “Code”) for the directors, officers
(i) Disclose how a person or company may obtain	and employees of the Company. The Code is filed on
a copy of the code;	SEDAR (www.sedar.com). The Code is provided to each
director, officer, employee and consultant on an annual
(ii) Describe how the Board monitors compliance	basis. In addition, if the Code is amended or revised, then
with its code, or if the Board does not monitor	a new copy is distributed. The Governance and Nomination
compliance, explain whether and how the Board	Committee monitors compliance with the Code. Frank
satisfies itself regarding compliance with its	Hallam, CFO, has been appointed as the Company’s Ethics
code; and	Officer to ensure adherence to the Code and to report to
the Governance and Nomination Committee. Additionally,
(iii) Provide a cross-reference to any material	in order to ensure compliance with the Code, the Board has
change report filed since the beginning of the	established an anonymous complaint procedure for
issuer’s most recently completed financial year	financial concerns, and environment and safety concerns.
that pertains to any conduct of a director or	To date, the Company has not been required to file a
executive officer that constitutes a departure	material change report relating to a departure from the
from the code.	Code.

Whistleblower Policy

In order to carry out its responsibilities under the Audit
Committee Charter, the Audit Committee has adopted a
standalone Whistleblower Policy, which is to augment the
existing reporting violations and whistleblowing provisions
found within the Code; Timely Disclosure, Confidentiality
Insider Trading Policy; and Business Integrity Policy. The
Whistleblower Policy outlines procedures for the
confidential, anonymous submission by directors, officers,
employees, consultants and, as appropriate, certain third
parties of the Company (collectively, the “Covered
Persons”) regarding the Company’s compliance with all
applicable government laws, rules and regulations,
corporate reporting and disclosure, accounting practices,
internal accounting controls or auditing matters (collectively, the “Accounting Concerns”), without fear of retaliation of
any kind. Any Covered Person with an Accounting Concern
relating to the Company or any subsidiary of the Company
may submit their Accounting Concern in writing, by
telephone or e-mail by forwarding it to the Chairman of the
Audit Committee or to the Company’s outside counsels. All
submissions will be treated in a confidential and sensitive
manner and the Covered Person may have the option to
remain anonymous. Further, a submission regarding an
Accounting Concern may be made by a Covered Person
without fear of dismissal, discipline, demotion, suspension, threat, retaliation or in any manner discrimination against
any such Covered Person who submits in good faith an
Accounting Concern or provides assistance to the
Committee or its designee, management or any other
person or group, including any governmental, regulatory or
law enforcement body, investigating an Accounting
Concern. Promptly following the receipt of any complaints
submitted to it, the Audit Committee will investigate each
complaint and take appropriate corrective actions. The
Whistleblower Policy is reviewed by the Audit Committee on
an annual basis and it is posted on the Company’s website
at www.platinumgroupmetals.net under Corporate
Governance.

- A6-

Corporate Governance Disclosure Requirement	The Company’s Approach

(b) Describe any steps the Board takes to ensure	(b) Directors with an interest in a material transaction are
directors exercise independent judgment in	required to declare their interest and not participate in, and
considering transactions and agreements in respect	not vote as a director on, any decision or resolution
of which a director or executive officer has a material	touching on such transactions. In addition, the Code
interest.	requires all directors to obtain the specific permission of the
Company’s Audit Committee or Governance and
Nomination Committee (or the Board as a whole, if the
potential conflict involves a member of the Audit Committee
or the Governance and Nomination Committee) prior to
becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough
discussion of the documentation related to material
transaction is required for review by the Board, particularly independent directors.

(c) Describe any other steps that Board takes to	(c) The Board seeks directors who have solid track records in
encourage and promote a culture of ethical business	spheres ranging from legal and financial to exploration and
conduct.	mining in order to ensure a culture of ethical business
conduct. The Board has also adopted the Code which
summarizes the legal, ethical and regulatory standards that
the Company must follow to promote integrity and deter
wrongdoing. It is a reminder to all directors, officers and
employees of the seriousness of the Company’s
commitment and compliance with the Code and it is
mandatory for every director, officer and employee of the
Company or any of its subsidiaries to read the Code.

6. Nomination of Directors

(a) Describe the process by which the Board identifies	(a) All of the Company’s directors are involved in the search for
new candidates for Board nomination	new directors. A new director should have direct experience
in the mining business and significant public company
experience. The nominee must not have a significant
conflicting public company association. Experienced mining
directors are currently difficult to source as a result of the high level of activity in the mining sector.

The Governance and Nomination Committee is responsible
for making recommendations on the long-term plan for the
composition of the Board that takes into consideration the
current strengths, skills and experience on the Board and
the strategic direction of the Company. The plan includes:
(i) the desired qualifications, demographics, skills and
experience for potential directors; (ii) an interview process for potential candidates for Board membership; and (iii) a
list of future candidates for Board membership after taking
into account the competencies and skills that the Board as
a whole should possess, the competencies and skills that
the existing directors possess, the competencies and skills
of the proposed nominee and the amount of time and
resources the proposed nominee can devote as a member
of the Board. In addition, the Governance and Nomination
Committee is also responsible for making
recommendations annually regarding potential nominees
for election as members of the Board.

- A7-

Corporate Governance Disclosure Requirement	The Company’s Approach

(b) Disclose whether or not the Board has a nominating	(b) The Board has a Governance and Nomination Committee
committee composed entirely of independent	composed entirely of independent directors.
directors. If the Board does not have a nominating
committee composed entirely of independent
directors, describe what steps the Board takes to
encourage an objective nomination process.

(c) If the Board has a nominating committee, describe	(c) In addition to the responsibilities listed above, the
the responsibilities, powers and operation of the	Governance and Nomination Committee is responsible for
nominating committee.	providing the Board with recommendations relating to
corporate governance in general, including, without
limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company,
(ii) Board size and composition, including the candidate
selection process and the orientation of new member, and
(iii) such procedures as may be necessary to allow the
Board to function independently of management. The
Governance and Nomination Committee meets at least
once per year and has used an outside search firm for
qualified candidates.

7. Compensation

(a) Describe the process by which the Board determines	(a) The Board reviews the adequacy and form of compensation
the compensation for the issuer’s directors and	and compares it to other companies of similar size and
officers	stage of development. There is no minimum share
ownership requirement of directors. Directors’
compensation is in the form of stock options and annual
fees. The Company’s Compensation Committee reviews
and recommends to the Board for approval the general
compensation philosophy and guidelines for all directors
and executive officers, including the CEO. This includes
incentive plan design and other remuneration.

(b) Disclose whether or not the Board has a	(b) The Board has a Compensation Committee composed
compensation committee composed entirely of	entirely of independent directors. The Compensation
independent directors.	Committee is composed of Diana J. Walters (Chair), Iain
D.C. McLean and Timothy Marlow.

(c) If the Board has a compensation committee,	(c) The Compensation Committee’s primary responsibility is to
describe the responsibilities, powers and operation	approve or provide the Board with recommendations
of the compensation committee.	relating to compensation of executive officers, succession
plans for executive officers, human resources policies for
executive officers, and administration of the Company’s
compensation and benefits plans. The Compensation
Committee meets annually to review and set the
remuneration for the upcoming year.

8. Other Board Committees

If the Board has standing committees other than the audit	The Company has a Governance and Nomination Committee.
and compensation committees, identify the committees	In addition, the Company has a Disclosure Committee which was
and describe their function.	established by the CEO and the CFO (together, the “Certifying
Officers”) to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the
Company. The Disclosure Committee is composed of the
Certifying Officers, and director Timothy D. Marlow.

9. Assessments

Disclose whether or not the Board, its committees and	The Governance and Nomination Committee is responsible for
individual directors are regularly assessed with respect to	establishing appropriate processes for the regular evaluation of
their effectiveness and contribution. If assessments are	the effectiveness of the Board, its members, its committees and
regularly conducted, describe the process used for the	their charters. It is also responsible for reviewing: (i) the
assessments. If assessments are not regularly conducted,	performance of individual directors and committees of the Board;
describe how the Board satisfies itself that the Board, its	(ii) the performance evaluation of the chair of each Board
committees and its individual directors are performing	committee; and (iii) regularly, the performance evaluation of the
effectively.	CEO, including performance against corporate objectives. The
Governance and Nomination Committee is in the process of
establishing an appropriate process for the regular evaluation of the Board, and will conduct regular assessments in accordance with its mandate. Management and directors communicate with
shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

- A8-

Corporate Governance Disclosure Requirement	The Company’s Approach

10. Director Term Limits and Other Mechanisms
of Board Renewal

Disclose whether or not the issuer has adopted term limits	The Company has not adopted term limits for its directors as the
for the directors on its board or other mechanisms of	Company is of the view that director term limits reduce continuity
board renewal and, if so, include a description of those	and experience on the Board and that term limits force valuable,
director term limits or other mechanisms of board	experienced and knowledgeable directors to leave. As such, the
renewal. If the issuer has not adopted director term limits	Company views term limits as not in the Company’s best
or other mechanisms of board renewal, disclose why it	interests. To ensure adequate board renewal, the Governance
has not done so.	and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the
composition of the Board.

11. Policies Regarding the Representation of
Women on the Board

(a) Disclose whether the issuer has adopted a written	The Board currently has one female director representing 20% of
policy relating to the identification and nomination of	the directors standing for re-election. In identifying suitable
women directors. If the issuer has not adopted such	candidates for nomination to the Board, the Governance and
a policy, disclose why it has not done so.	Nomination Committee and the Board do not consider the level of representation of women on the Board but rather makes their
nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person’s skills and experience are appropriate for a Board position. The Company has
determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in
connection with its nomination and appointment procedures.

(b) If an issuer has adopted a policy referred to in (a),	N/A
disclose the following in respect of the policy:
(i) a short summary of its objectives and key
provisions,
(ii) the measures taken to ensure that the policy
has been effectively implemented,
(iii) annual and cumulative progress by the issuer in
achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its
nominating committee measures the
effectiveness of the policy.

- A9-

Corporate Governance Disclosure Requirement	The Company’s Approach

12. Consideration of the Representation of
Women in the Director Identification and Selection
Process

Disclose whether and, if so, how the board or nominating	See item 11 above.
committee considers the level of representation of women
on the board in identifying and nominating candidates for
election or re-election to the board. If the issuer does not consider the level of representation of women on the
board in identifying and nominating candidates for
election or re-election to the board, disclose the issuer’s
reasons for not doing so. See item 11 above.

13. Consideration Given to the Representation of
Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the	See item 11 above.
level of representation of women in executive officer
positions when making executive officer appointments. If
the issuer does not consider the level of representation of
women in executive officer positions when making
executive officer appointments, disclose the issuer’s
reasons for not doing so.

14. Issuer’s Targets Regarding the
Representation of Women on the Board and in
Executive Officer Positions

(a) For purposes of this Item, a “target” means a	See item 11 above.
number or percentage, or a range of numbers or
percentages, adopted by the issuer of women on the
issuer’s board or in executive officer positions of the
issuer by a specific date.
(b) Disclose whether the issuer has adopted a target
regarding women on the issuer’s board. If the issuer
has not adopted a target, disclose why it has not
done so.
(c) Disclose whether the issuer has adopted a target
regarding women in executive officer positions of the
issuer. If the issuer has not adopted a target,
disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either
(b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the
issuer in achieving the target.

15. Number of Women on the Board and in
Executive Officer Positions

(a) Disclose the number and proportion (in percentage	For additional disclosure in respect of the Company’s directors
terms) of directors on the issuer’s board who are	and executive officers, please see sections titled Election of
women.	Directors and Compensation Discussion and Analysis of this
(b) Disclose the number and proportion (in percentage	Information Circular.
terms) of executive officers of the issuer, including
all major subsidiaries of the issuer, who are women.